UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934879

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

444903 10 8
(CUSIP Number of Class of Securities of Underlying Common Stock)

James H. Davis, Ph.D.
Executive Vice President, General Counsel and Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464
(301) 309-8504

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
R.W. Smith, Jr.
Linda Marotta Thomas
Piper Rudnick LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
(410) 580-3000

CALCULATION OF FILING FEE
Transaction Value*		Amount of Filing Fee*

$41,360,439		$5,241**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,297,352 shares of common stock of Human Genome Sciences, Inc. having an aggregate value of $41,360,439 as of May 24, 2004, will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable
Form or Registration No.: Not applicable
Filing party: Not applicable
Date filed: Not applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed by Human Genome Sciences, Inc. (the “Company”) with the Securities and Exchange Commission on May 26, 2004, relating to an offer by the Company to exchange options outstanding under the Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan to purchase shares of its common stock, par value $0.01 per share (“common stock”) having an exercise price of at least $35.00 per share, held by eligible optionholders of the Company, for new options to purchase shares of the common stock upon the terms and subject to the conditions described in the Offer to Exchange, a copy of which was previously filed as Exhibit (a)(1)(i) to Amendment No. 2 to Schedule TO.

This Amendment is made to report the results of the option exchange.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The Offer to Exchange expired at 12:00 Midnight, Eastern Time, on July 12, 2004. Pursuant to the Offer to Exchange, we have accepted for exchange eligible options to purchase an aggregate of 4,200,544 shares of our common stock, which were cancelled as of July 13, 2004. We will issue new options to purchase up to 1,652,991 shares of our common stock in exchange for the eligible options surrendered pursuant to the Offer to Exchange. As a condition to participating in the offer, eligible optionholders agreed to cancel any options they have received since December 13, 2003 (referred to in the Offer to Exchange as the “recent options”). We have accepted for cancellation recent options to purchase an aggregate of 19,000 shares of our common stock, which were cancelled as of July 13, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Human Genome Sciences, Inc.

By:	/s/ James H. Davis

Name:	James H. Davis, Ph.D.
Title:	Executive Vice President, General
Counsel and Secretary
Date:	July 13, 2004